

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2018

David Schaeffer
Chairman and Chief Executive Officer
Cogent Communications Holdings, Inc.
2450 N Street NW
Washington, DC 20037

   Re: Cogent Communications Holdings, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2017
    Filed February 23, 2018
    File No. 000-51829

Dear Mr. Schaeffer:

  We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

General Overview, page 26

1. We note your disclosures that your strategy includes pursuing on-net customer growth as your on-net services generate greater profit margins. We also note your disclosure that you believe "growth in Internet traffic has a more significant impact on our net-centric customers" who are primarily buyers of on-net services. Given the importance of on-net services and net-centric customers, please expand your MD&A discussion to balance disclosures throughout the filing with the fact that on-net revenue as a percentage of total revenue has decreased each year over the past three fiscal years and net-centric revenue as a percentage of total revenue has also decreased each year over the past three fiscal years.

Results of Operations, page 28

2.   Please expand and revise your discussion under results of operations for all periods to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. We note that while you discuss certain factors to which changes are attributable, you do not analyze the underlying business reasons for the changes. For example, you attribute an increase in revenue to "an increase in the number of...customers" and attribute increased network operations expenses to "an increase in costs." However, you do not fully analyze the underlying reasons for these changes. Where there are material fluctuations individually or in aggregate, we believe your disclosures could be improved by ensuring that all material factors are analyzed. Please refer to Item 303 of Regulation S-K and Securities Act Release No. 33-8350.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.

Division of Corporation Finance
Office of Telecommunications